UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014.

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC 98 000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) _______:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) _______ :

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______ .

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference in our registration statement on Form F-3, as filed with the Securities and Exchange Commission on February 28, 2013, as amended on April 5, 2013 (File No. 333-186977), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1 Underwriting Agreement, dated as of June 23, 2014, by and among Safe Bulkers, Inc., Morgan Stanley & Co. LLC, UBS Securities LLC and each of the other underwriters named in Schedule A therein, for whom Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, relating to the purchase of 2,800,000 shares of the Company’s 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, as well as the 30-day option to purchase up to an additional 420,000 shares of the Company’s 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share, to cover over-allotments.

5.1 Opinion of Cozen O’Connor, special counsel on matters of Marshall Islands law to Safe Bulkers, Inc., dated June 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2014

SAFE BULKERS, INC.,

By: /s/ KONSTANTINOS ADAMOPOULOS
Name: Konstantinos Adamopoulos
Title: Chief Financial Officer

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